As filed with the Securities and Exchange Commission on August 22, 2016

Registration Statement No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

URANIUM RESOURCES, INC.

 (Exact name of registrant as specified in its charter)

Delaware	1000	75-2212772
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6950 South Potomac Street, Suite 300

Centennial, Colorado 80112

(303) 531-0470

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeffrey L. Vigil

Vice President—Finance and Chief Financial Officer

Uranium Resources, Inc.

6950 South Potomac Street, Suite 300

Centennial, Colorado 80112

(303) 531-0470

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Paul Hilton, Esq.

David R. Crandall, Esq.

Hogan Lovells US LLP

One Tabor Center, Suite 1500

1200 Seventeenth Street

Denver, Colorado 80202

(303) 899-7300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $0.001 par value	1,760,000	$1.37	$2,411,200.00	$242.81

(1)

Pursuant to Rule 416, under the Securities Act of 1933, as amended, this registration statement also covers such indeterminate number of additional shares of common stock that become issuable by reason of any stock dividend, stock split or other similar transactions.

(2)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low prices of the common stock on the Nasdaq Capital Market on August 17, 2016.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and the selling stockholder is not soliciting offers to buy these securities in any state where the offer or sale of these securities is not permitted.

Subject to Completion, Dated August 22, 2016

PROSPECTUS

1,760,000 Shares

Common Stock

This prospectus relates to the sale of up to 1,760,000 shares of our common stock by Aspire Capital Fund, LLC. Aspire Capital is also referred to in this prospectus as the selling stockholder. The prices at which the selling stockholder may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive proceeds from the sale of the shares by the selling stockholder. However, we may receive proceeds of up to $12.0 million from the sale of our common stock to the selling stockholder, pursuant to a common stock purchase agreement entered into with the selling stockholder on April 8, 2016, including proceeds that we have already received thereunder. As of the date hereof, we have sold approximately $4.5 million of our common stock under the common stock purchase agreement, and approximately $7.5 million of common stock remains available for sale.

The selling stockholder is an “underwriter” within the meaning of the Securities Act of 1933, as amended. We will pay the expenses of registering these shares, but all selling and other expenses incurred by the selling stockholder will be paid by the selling stockholder.

Our common stock is listed on the Nasdaq Capital Market under the symbol “URRE”. On August 18, 2016, the last reported sale price of our common stock on the Nasdaq Capital Market was $1.38 per share.

You should read this prospectus and any prospectus supplement, together with additional information described under the heading “Where You Can Find More Information,” carefully before you invest in any of our securities.

Investing in our securities involves risks. See “Risk Factors” beginning on page 7 of this prospectus and the risks and uncertainties described in the documents we file with the Securities and Exchange Commission that are incorporated in this prospectus by reference for certain risks and uncertainties relating to an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated               2016.

TABLE OF CONTENTS

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS 1
SUMMARY 3
RISK FACTORS 7
THE ASPIRE CAPITAL TRANSACTION 20
USE OF PROCEEDS 24
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY 25
DESCRIPTION OF CAPITAL STOCK 25
SELLING STOCKHOLDER 27
PLAN OF DISTRIBUTION 28
LEGAL MATTERS 30
EXPERTS 30
WHERE YOU CAN FIND MORE INFORMATION 30
INFORMATION INCORPORATED BY REFERENCE 30

We have not, and the selling stockholder has not, authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus or in any supplement to this prospectus or free writing prospectus, and neither we nor the selling stockholder takes any responsibility for any other information that others may give you. This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, the securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement or free writing prospectus is accurate as of any date other than the date on the front cover of those documents, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus relates to the offering of our common stock. Before buying any of our common stock, you should carefully read this prospectus, any supplement to this prospectus, the information and documents incorporated herein by reference and the additional information under the heading “Where You Can Find More Information” and “Information Incorporated by Reference.” These documents contain important information that you should consider when making your investment decision.

References to the “Company,” “URI,” “we,” “our” and “us” in this prospectus are to Uranium Resources, Inc. and its consolidated subsidiaries, unless the context otherwise requires. This document includes trade names and trademarks of other companies. All such trade names and trademarks appearing in this document are the property of their respective holders.

i

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents we have incorporated by reference contain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements convey our current expectations or forecasts of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Forward-looking statements are generally identifiable by use of the words “estimate,” “project,” “believe,” “intend,” “plan,” “anticipate,” “expect” and similar expressions. These forward-looking statements include management’s expectations regarding our adequacy of funding, liquidity, burn rate, exploration plans, reserves and mineralized uranium material, capital requirements, timing of receipt of mining permits and access rights, acquisition or partnering opportunities, sales or exchanges, the closing of the transaction with Laramide Resources, the repayment or renegotiation of our loan agreement with Resource Capital Fund V L.P., production capacity of mining operations for properties in the Republic of Turkey, South Texas and New Mexico and planned dates for commencement of production at such properties. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Actual results could differ materially from those in forward-looking statements because of, among other reasons, the factors described below and in the periodic reports that we file with the SEC from time to time, including Forms 10-K, 10-Q and 8-K and any amendments thereto. The forward-looking statements are not guarantees of future performance. They are based on numerous assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks.

Key factors that could cause actual results to be different than expected or anticipated include, but are not limited to:

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the availability of capital to URI;

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the spot price and long-term contract price of uranium;

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risks associated with our foreign operations;

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the ability of URI to enter into and successfully close acquisitions or other material transactions, including without limitation the transaction with Laramide Resources;

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government regulation of the mining industry and the nuclear power industry in the United States and the Republic of Turkey;

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legislation and other actions by the Navajo Nation;

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operating conditions at our mining projects;

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the world-wide supply and demand of uranium;

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weather conditions;

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unanticipated geological, processing, regulatory and legal or other problems we may encounter;

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currently pending or new litigation;

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timely receipt of mining and other permits from regulatory agencies; and

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the risks set forth herein under the caption “Risk Factors.”

In light of these risks, uncertainties and assumptions, you are cautioned not to place undue reliance on forward-looking statements, which are inherently unreliable and speak only as of the date of this prospectus or as of the date of any document incorporated by reference in this prospectus. When considering forward-looking statements, you should keep in mind the cautionary statements in this prospectus and the documents incorporated by reference. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in or incorporated by reference in this prospectus might not occur.

SUMMARY

This summary highlights selected information about us, this offering and selected information appearing elsewhere in this prospectus and in the documents we incorporate by reference herein. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our common stock. You should read this entire prospectus carefully, including the “Risk Factors” section beginning on page 7 of this prospectus and the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2015 and our Quarterly Reports on Form 10-Q, our financial statements and the related notes and the other documents incorporated by reference in this prospectus. Unless otherwise noted, all share and per share information has been adjusted to reflect the one-for-twelve reverse stock split of our common stock that became effective March 8, 2016.

Uranium Resources Overview

Uranium Resources, Inc. is a uranium exploration, development and production company. We were organized in 1977 to acquire and develop uranium projects in South Texas using the in-situ recovery (“ISR”) process. We have historically produced uranium by ISR methods in the State of Texas where we currently have ISR projects and two licensed processing facilities. Following our 2015 acquisition of Anatolia Energy, we are focused on advancing to near-term production the Temrezli ISR project in Central Turkey. URI also controls extensive exploration properties in the region of the Temrezli project, which are held under nine exploration and operating licenses covering approximately 32,000 acres, with numerous exploration targets, including the potential satellite Sefaatli project, which is located approximately 30 miles southwest of the Temrezli project. In addition, we control approximately 190,000 acres of mineral holdings in the prolific Grants Mineral Belt of the State of New Mexico, a portion of which we have entered into a definitive purchase agreement to sell, and approximately 11,000 acres in the South Texas uranium province. URI acquired these properties over the past 25 years along with an extensive information database of historic drill-hole logs and analysis. None of URI’s properties are currently in production.

Our principal executive offices are located at 6950 South Potomac Street, Suite 300, Centennial, CO 80112, and our telephone number is (303) 531-0470. Our website is located at www.uraniumresources.com. Information contained on our website or that can be accessed through our website is not incorporated by reference into this prospectus.

For additional information as to our business, properties and financial condition, please refer to the documents cited in “Where You Can Find More Information.”

The Offering

Common stock offered by the selling stockholder	Up to 1,760,000 shares
Common stock outstanding	9,369,522 shares (as of August 17, 2016)(1)
Use of proceeds

The selling stockholder will receive all of the proceeds from the sale of the shares offered for sale by it under this prospectus. We will not receive proceeds from the sale of the shares by the selling stockholder. However, we may receive up to $12.0 million in proceeds from the sale of our common stock to the selling stockholder under the common stock purchase agreement described below, including proceeds that we have already received thereunder. Any proceeds from the selling stockholder that we receive under the purchase agreement are expected to be used for working capital and general corporate purposes.

Nasdaq Capital Market symbol	“URRE”
ASX Symbol	“URI”
Risk factors

See “Risk Factors” beginning on page 7 of this prospectus and the other information included in, or incorporated by reference into, this prospectus for a discussion of certain factors you should carefully consider before deciding to invest in shares of our common stock.

(1)

The number of shares of common stock is based on 9,369,522 shares of common stock outstanding as of August 17, 2016 and excludes 7,599 shares issuable upon the exercise of outstanding options issued under our equity incentive plans, 21,667 shares issuable upon the vesting of outstanding restricted stock units issued under our equity incentive plans, 310,936 shares issuable upon the exercise of options issued to former Anatolia Energy option holders in connection with the Anatolia Energy transaction, 3,165 shares issuable upon the exercise of options issued to Insight Transportation Services LLC in connection with the closing of the Anatolia Energy transaction, 183,333 shares underlying warrants issued in connection with our March 2015 registered direct offering, and 256,410 shares issuable upon the conversion of amounts outstanding under the $8.0 million loan agreement with Resource Capital Fund V L.P. (“RCF”).

Purchase Agreement with Aspire Capital

On April 8, 2016, we entered into a common stock purchase agreement (the “Purchase Agreement”), with Aspire Capital Fund, LLC, an Illinois limited liability company (referred to in this prospectus as Aspire Capital or the selling stockholder), which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $12.0 million of our shares of common stock over the approximately 30-month term of the Purchase Agreement. Concurrently with entering into the Purchase Agreement, we also entered into a registration rights agreement with Aspire Capital (referred to in this prospectus as the Registration Rights Agreement), in which we agreed to file one or more registration statements, including the registration statement of which this prospectus is a part, as permissible and necessary to register under the Securities Act of 1933, as amended (the “Securities Act”) the sale of the shares of our common stock that have been and may be issued to Aspire Capital under the Purchase Agreement.

As of August 17, 2016, there were 9,369,522 shares of our common stock outstanding (8,622,323 shares held by non-affiliates), excluding the 1,760,000 shares offered that have not been issued but may become issuable to Aspire Capital pursuant to the Purchase Agreement. If all of the 1,760,000 shares of our common stock offered hereby were issued and outstanding as of the date hereof, such shares would represent approximately 15.8% of the total common stock outstanding or approximately 17.0% of the non-affiliate shares of common stock outstanding as of the date hereof. At no one point in time shall Aspire Capital (together with its affiliates) beneficially own more than 19.99% of our common stock.

Pursuant to the Purchase Agreement and the Registration Rights Agreement, we are registering 1,760,000 shares of our common stock under the Securities Act. We previously registered the sale of up to 3,240,000 shares of our common stock under the Securities Act by Aspire Capital, which includes 3,000,000 shares of common stock that we issued to Aspire Capital under the Purchase Agreement, all of which we have previously issued to Aspire Capital. Under the Purchase Agreement, and subject to additional approval by our stockholders, we have the right but not the obligation to issue more than the 1,760,000 shares of common stock included in this prospectus to Aspire Capital. As of the date hereof, we do not have any plans or intent to issue to Aspire Capital any shares of common stock under the Purchase Agreement in addition to the 1,760,000 shares of common stock offered hereby.

On June 8, 2016, the conditions to the commencement under the Purchase Agreement were satisfied. On any trading day on which the closing sale price of our common stock equals or exceeds $0.50, we have the right, in our sole discretion, to present Aspire Capital with a purchase notice (each a “Purchase Notice”) directing Aspire Capital (as principal) to purchase up to 75,000 shares of our common stock per trading day, provided that the aggregate price of such purchase shall not exceed $300,000 per trading day, up to $12.0 million of our common stock in the aggregate at a per share price (the “Purchase Price”) calculated by reference to the prevailing market price of our common stock (as more specifically described below). As of the date hereof, we have sold approximately $4.5 million of our common stock under the Purchase Agreement, and approximately $7.5 million of common stock remains available for sale.

In addition, on any date on which we submit a Purchase Notice for 75,000 shares to Aspire Capital and the closing sale price of our stock equals or exceeds $0.50 per share of common stock, we also have the right, in our sole discretion, to present Aspire Capital with a volume-weighted average price purchase notice (each a “VWAP Purchase Notice”) directing Aspire Capital to purchase an amount of stock equal to up to 30% of the aggregate shares of the Company’s common stock traded on the Nasdaq Capital Market on the next trading day (the “VWAP Purchase Date”), subject to a maximum number of shares we may determine (the “VWAP Purchase Share Volume Maximum”) and a minimum trading price (the “VWAP Minimum Price Threshold”), as more specifically described below. The purchase price per Purchase Share pursuant to such VWAP Purchase Notice (the “VWAP Purchase Price”) is calculated by reference to the prevailing market price of our common stock (as more specifically described below).

The Purchase Agreement provides that the Company and Aspire Capital shall not effect any sales under the Purchase Agreement on any purchase date where the closing sale price of our common stock is less than $0.50 per share (the “Floor Price”). The Floor Price and the respective prices and share numbers in the preceding paragraphs shall be appropriately adjusted for any reorganization, recapitalization, non-

cash dividend, stock split, reverse stock split or other similar transaction. There are no trading volume requirements or restrictions under the Purchase Agreement, and we will control the timing and amount of any sales of our common stock to Aspire Capital. Aspire Capital has no right to require any sales by us, but is obligated to make purchases from us as we direct in accordance with the Purchase Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future fundings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement. The Purchase Agreement may be terminated by us at any time, at our discretion, without any penalty or cost to us.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this prospectus before making an investment decision. Our business, financial condition, results of operations and cash flows could be materially adversely affected by any of these risks. The market or trading price of our common stock could decline due to any of these risks. In addition, please read “Disclosure Regarding Forward-Looking Statements” in this prospectus, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

Risks Related to Our Business

There is substantial doubt about our ability to continue as a going concern.

The consolidated financial statements incorporated in this prospectus by reference have been prepared with the assumption that  URI will continue as a going concern. This assumes continuing operations and the realization of assets and liabilities in the normal course of business.

We have incurred significant losses since ceasing production in 2009 and expect to continue to incur losses as a result of costs and expenses related to maintaining our properties and general and administrative expenses. As of June 30, 2016, we had a working capital deficit of approximately $10.0 million, cash of approximately $1.0 million and an accumulated deficit of approximately $226.2 million. As a result, we have included a discussion about our ability to continue as a going concern in our consolidated financial statements, and our auditor’s report for year ended December 31, 2015 includes an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.” Our capital needs have, in recent years, been funded through sales of our debt and equity securities. In the event that we are unable to raise sufficient additional funds, we may be required to delay, reduce or severely curtail our operations or otherwise impede our on-going business efforts, which could have a material adverse effect on our business, operating results, financial condition, long-term prospects and our ability to continue as a viable business.

Closing of our previously announced transaction for the sale of the Company’s Churchrock and Crownpoint projects to Laramide Resources has not yet occurred and no assurances can be given that this transaction will close. If we do not raise sufficient additional capital in the very near term, our business, liquidity and financial condition would be materially adversely affected.

As of the date of this filing, the conditions to the closing of our previously announced transaction with Laramide Resources have not been satisfied, and in particular, Laramide Resources has not yet completed a financing on commercially reasonable terms to fund the $5.25 million cash payment due to the Company at closing. As a result, the closing of the transaction has extended beyond the Company’s original anticipated closing date of June 30, 2016, and no assurances can be given that this transaction will ever close. Each party may terminate the Laramide Share Purchase Agreement if the closing thereunder has not occurred on or before September 30, 2016.

The Company faces an ongoing need to raise capital. Funds from the closing of the Laramide Resources transaction are a material component of the Company’s current funding plans, and if we are unable to close the transaction with Laramide Resources, we anticipate that we will need to raise significant amounts of capital from alternative sources in the very near term. While the Company has been successful in the past raising funds through equity and debt financings as well as through the sale of non-core assets, no assurance can be given that additional financing will be available to it in amounts sufficient to meet the Company’s needs, including upon the maturity of our outstanding debt, or on terms acceptable to the Company. In the event funds are not available, the Company may be required to materially change its business plans and it could default under the $8.0 million loan agreement with RCF that matures on December 31, 2016.

Defaults under our secured loan agreement with RCF may result in RCF talking possession and disposing of any collateral, and restrictions under the secured loan agreement may prevent us from taking actions that we believe would be in the best interest of our business.

Our $8.0 million loan agreement with RCF matures on December 31, 2016, and we may not be able to repay that indebtedness or to refinance it. Our obligations under the loan agreement are secured by pledges of the equity interests of our subsidiaries and a lien on substantially all of our assets, and if we default on our obligations under the loan agreement, among other remedies, RCF could take possession and dispose of any collateral under the loan agreement and related documents, which would have a material adverse effect on our business, operations, financial condition, and liquidity. Even if we are able to obtain new financing upon a default under the loan agreement, it may not be on commercially reasonable terms or on terms that are acceptable to us.

In addition, the loan agreement contains certain restrictions on our activities, including covenants that may restrict us from, among other things:

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incurring additional indebtedness;

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paying dividends on, redeeming or repurchasing our capital stock;

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making investments or acquisitions;

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creating liens;

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selling assets;

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guaranteeing indebtedness; and

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consolidating, merging or transferring all or substantially all of our assets.

These restrictions may prevent us from taking actions that we believe would be in the best interest of our business. If we violate any of these covenants and we are unable to obtain waivers, we would be in default under our loan agreement with RCF and payment of the indebtedness could be accelerated. If our indebtedness is accelerated, we may not be able to repay that indebtedness or to refinance it. In addition, complying with these covenants may also cause us to take actions that are not favorable to holders of our common stock, which may make it more difficult for us to successfully execute our business strategy and compete against companies that are not subject to such restrictions.

URI is not producing uranium at this time. As a result, we currently have no sources of operating cash. If we cannot monetize certain existing assets, partner with another company that has cash resources, find other means of generating revenue other than uranium production and/or access additional sources of private or public capital, we may not be able to remain in business.

As a result of low uranium prices, we ceased production of uranium in 2009. We are not planning to commence production at any of our South Texas properties until we are able to acquire additional reserves or mineralized material and uranium prices recover to levels that will ensure that production, once resumed, is sustainable in the 300,000 to 500,000 pound range per year. Our ability to begin plant construction and wellfield development in Turkey and New Mexico is subject to availability of financing and activation of our permits and licenses. In addition, in the event that the sale to Laramide Resources is not completed, we expect that we will need to secure significant capital for the development of our Churchrock project in advance of beginning development activities on the project. We do not have a committed source of financing for the development of our Temrezli or Churchrock project. There can be no assurance that we will be able to obtain financing for these projects or our other projects. Our inability to develop the Temrezli or our other properties would have a material adverse effect on our future operations.

Until we begin uranium production, we have no way to generate cash inflows unless we monetize certain of our assets or through financing activities. Our future uranium production, cash flow and income are dependent upon the results of exploration as well as our ability to bring on new, as yet unidentified wellfields and to acquire and develop additional reserves. We can provide no assurance that our properties will be placed into production or that we will be able to continue to find, develop, acquire and finance additional reserves. If we cannot monetize certain existing assets, partner with another company that has cash resources, find other means of generating revenue other than uranium production and/or access additional sources of private or public capital, we may not be able to remain in business and our stockholders may lose their entire investment.

Our ability to function as an operating mining company will be dependent on our ability to mine our properties at a profit sufficient to finance further mining activities and for the acquisition and development of additional properties. The volatility of uranium prices makes long-range planning uncertain and raising capital difficult.

Our ability to operate on a positive cash flow basis will be dependent on mining sufficient quantities of uranium at a profit sufficient to finance our operations and for the acquisition and development of additional mining properties. Any profit will necessarily be dependent upon, and affected by, the long and short term market prices of uranium, which are subject to significant fluctuation. Uranium prices have been and will continue to be affected by numerous factors beyond our control. These factors include the demand for nuclear power, political and economic conditions in uranium producing and consuming countries, uranium supply from secondary sources and uranium production levels and costs of production. A significant, sustained drop in uranium prices may make it impossible to operate URI’s business at a level that will permit us to cover our fixed costs or to remain in operation.

If we are unable to raise additional capital, our business may fail and stockholders may lose their entire investment.

We had approximately $1.0 million in cash at June 30, 2016 and approximately $1.2 million in cash at August 18, 2016. On average, URI expended approximately $1.1 million of cash per month during 2015 (excluding costs related to the Anatolia Energy transaction of approximately $3.0 million). Cash used in operations for the six months ended June 30, 2016 was approximately $5.2 million. There can be no assurance that URI will be able to obtain additional capital after it exhausts its current cash.

The extent to which we utilize the Purchase Agreement with Aspire Capital as a source of funding will depend on a number of factors, including the prevailing market price of our common stock, the volume of trading in our common stock and the extent to which we are able to secure funds from other sources. The number of shares that we may sell to Aspire Capital under the Purchase Agreement on any given day and during the term of the Purchase Agreement is limited. See “The Aspire Capital Transaction” for additional information. Additionally, we and Aspire Capital may not effect any sales of shares of our common stock under the Purchase Agreement during the continuance of an event of default or on any trading day that the closing sale price of our common stock is less than $0.50 per share. Even if we are able to access the full $12.0 million under the Purchase Agreement, we will still need additional capital to fully implement our business, operating and development plans.

When we elect to raise additional funds or additional funds are required, we may raise such funds from time to time through public or private equity offerings, debt financings or other financing alternatives, as well as through sales of common stock to Aspire Capital under the Purchase Agreement. Additional equity or debt financing or other alternative sources of capital may not be available to us on acceptable terms, if at all.

If we raise additional funds by issuing equity securities, our stockholders will experience dilution. Additional debt financing, if available, would result in substantial fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any additional debt financing or equity that we raise may contain terms, such as liquidation and other preferences, which are not favorable to us or our stockholders. If additional capital is not available in sufficient amounts or on a timely basis, URI will experience liquidity problems, and URI could face the need to significantly curtail current operations, change our planned business strategies and pursue other remedial measures. Any curtailment of business operations would have a material negative effect on operating results, the value of our outstanding stock is likely to fall, and our business may fail, causing our stockholders to lose their entire investment.

Our foreign operations subject us to a number of significant regulatory and legal risks that may have a material adverse impact on our prospects, projects, financial condition and results of operations.

Our acquisition of Anatolia Energy significantly increased the importance of foreign operations to our future prospects and growth, and our foreign operations expose us to a number of risks. These risks include such things as:

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enforcement of unfamiliar or uncertain foreign real estate, mineral tenure, contract, water use, mine safety and environmental laws and policies;

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challenges to mining, processing and related permits and licenses, or to applications for permits and licenses, by or on behalf of regulatory authorities, indigenous populations, non-governmental organizations or other third parties;

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war, crime, terrorism, sabotage, civil unrest and uncertain political and economic environments, including the recent attempted coup d’état in Turkey;

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renegotiation, nullification or forced modification of existing contracts, licenses, permits, approvals, concessions or the like;

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corruption;

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challenges in overseeing employees and contractors, including the risk that our employees and independent contractors may engage in unauthorized or illegal activity;

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exchange and currency controls and fluctuations;

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limitations on foreign exchange and repatriation of earnings;

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restrictions on mineral production and price controls;

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seizure of mineral production and expropriation or nationalization of property;

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changes in legislation, including changes related to taxation, new or increased mining royalty interests, import and export regulations, foreign ownership, foreign trade and foreign investment;

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high rates of inflation; and

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labor practices and disputes.

In addition, we face the numerous risks as a new acquirer that our expectations may not be realized and that we may encounter unexpected problems. After the closing of the Anatolia Energy transaction, we have begun to review Anatolia Energy’s operations in Turkey, including compliance with local laws and applicable permitting requirements. In the event we determine material noncompliance, we could face fines or restrictions on our ability to develop our projects in Turkey, which could have a material adverse effect on our prospects, projects, financial condition and results of operations.

In addition, regulatory, permitting and business arrangements in foreign jurisdictions are subject to extensive laws and regulations intended to prevent improper payments, fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of business arrangements that are commonplace in such foreign jurisdictions, and violations of such laws and regulations could result in regulatory sanctions and serious harm to our reputation. We have adopted a code of business conduct and ethics, but it is not always possible to identify and deter misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties.

The benefits of integrating URI and Anatolia Energy may not be realized.

To be successful on a going forward basis, we will need to combine and integrate the operations of URI and Anatolia Energy into one company. Integration will require substantial management attention and could detract attention from the day-to-day business of the combined company. We could encounter difficulties in the integration process, such as the need to revisit assumptions about reserves, future production, revenues, capital expenditures and operating costs, including synergies, the loss of key employees or commercial relationships or the need to address unanticipated liabilities. If we cannot integrate URI’s and Anatolia Energy’s businesses successfully, we may fail to realize the expected benefits of the Anatolia Energy transaction.

The Anatolia Energy transaction is expected to result in an ownership change for URI under Section 382 of the Code, potentially limiting the use of URI’s net operating loss carryforwards and certain other tax attributes in future years. In addition, URI’s ability to use its net operating loss carryforwards may be further limited if taxable income does not reach sufficient levels.

As of December 31, 2015, URI had approximately $219.2 million of net operating loss (“NOL”) carryforwards available to reduce U.S. federal taxable income in future years. Under Section 382 of the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its postchange income and taxes may be limited. In general, an “ownership change” occurs if there is a cumulative change in ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period.

The Anatolia Energy transaction is expected to result in an ownership change under Section 382 of the Code for URI, potentially limiting the use of URI’s NOL carryforwards in future taxable years for U.S. federal income tax purposes. These limitations may affect the timing of when these NOL carryforwards can be used which, in turn, may impact the timing of when cash is used to pay the taxes of URI and have a negative impact on URI’s financial position and results of operations. In addition, URI’s ability to use its NOL carryforwards will be dependent on its ability to generate taxable income. Some portion of the NOL carryforwards could expire before URI generates sufficient taxable income.

Approximately 7.7% of our common stock is beneficially owned by a significant stockholder.

As of August 17, 2016, approximately 7.7% of our common stock is owned by Resource Capital Fund V L.P. (“RCF”). In addition, under the terms of the RCF loan agreement, RCF has the right to acquire an additional 256,410 shares of our common stock upon conversion of the $8.0 million currently drawn under a loan agreement between RCF and URI, which would increase RCF’s beneficial ownership to approximately 10.1% of our common stock. In addition, under a stockholders’ agreement between RCF and URI, RCF is entitled to have two designees placed in nomination for a seat on the Board so long as any amounts remain outstanding under the loan agreement or RCF’s partially-diluted ownership exceeds 25% of our common stock, and RCF has the right to participate in future equity offerings by URI in proportion to its percentage ownership (assuming conversion of amounts drawn under the RCF loan agreement) of the outstanding shares of our common stock.

Because of RCF’s ownership of URI common stock, RCF has the ability to exercise a substantial degree of control over matters requiring stockholder approval. Those matters include the election of directors, amendments to the certificate of incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of URI or changes in management and will make the approval of certain transactions difficult without the support of RCF, including transactions in which other stockholders might otherwise receive a premium for their shares over the then-current market price. In addition, RCF could privately sell its stake in URI without other stockholders realizing any premium. RCF may also have other interests that are different from, in addition to or not always consistent with URI’s interests or with the interests of other stockholders.

The Navajo Nation’s ban on uranium mining in what it considers to be Navajo Indian Country and its opposition to the transportation of radioactive substances over and across what it views as Navajo Nation lands may have a material adverse effect on our future operations.

In April 2005, the Navajo Nation (“Nation”) Council passed the Diné Natural Resources Protection Act of 2005, 18 Navajo Nation Code §1303, which prohibits uranium mining and processing on any sites within “Navajo Indian Country” as defined by 7 Navajo Nation Code § 254(A). The ban may impede or prevent us from developing and operating our properties located in federally defined Indian

Country for two reasons. First, the Nation takes a more expansive view of its own jurisdiction over “Navajo Indian Country” than does current federal law. Specifically, 7 N.N.C. § 254(A) provides that the term “Navajo Indian Country” applies to all land within the exterior boundaries of the Navajo Indian Reservation or of the Eastern Navajo Agency, Navajo Indian allotments, dependent Indian communities, and all land held in trust for, owned in fee by, or leased by the United States to the Nation. This may conflict with federal law as codified by Congress and interpreted by the federal courts. The term “Indian Country” is derived from jurisdictional determinations in criminal law enforcement proceedings under the federal Indian Country statute, 18 U.S.C. § 1151, and understood to encompass territory situated within Indian reservations, land owned by Indian Allottees, and land within a dependent Indian community. Second, while the United States Court of Appeals for the Tenth Circuit has specifically held, en banc, that our Section 8 property in Churchrock, New Mexico is not Indian Country, approximately one-third of our in-place mineralized uranium material is located elsewhere in federally defined Indian Country. Consequently, with respect to the Nation, our ability to operate will be adversely affected unless Navajo law is modified or a waiver or other exemption is provided.

In February 2012, the Navajo Nation Council passed The Radioactive and Related Substances, Equipment, Vehicles, Persons and Materials Transportation Act of 2012 which would prohibit the transport across Nation lands of any equipment, vehicles, persons or materials for the purposes of exploring for or mining, producing, processing or milling any uranium ore, yellowcake, radioactive waste or other radioactive products on or under the surface of or adjacent to Nation lands unless the transporter has first (i) obtained Nation consent and a federal grant of easement, (ii) consented to full subject matter and personal jurisdiction of the Nation, and (iii) agreed to terms and conditions regarding clean-up and remediation. The Act would also require the Navajo Nation Environmental Protection Agency (“NNEPA”) to promulgate regulations implementing notice requirements, license fees, bonding requirements, route restrictions and curfews for the transportation of radioactive substances over and across Nation lands or otherwise within Navajo Indian Country. The Act, which may conflict with federal laws and regulations governing the transport of radioactive materials, could have a material adverse effect on our future operations, including our ability to transport equipment and personnel to and from our properties and to transport resin from New Mexico to our processing facilities in Texas or the Republic of Turkey.

In April 2012, the Nation’s Division of Natural Resources issued a Notice of Violation and Order to Comply with the Navajo Nation Civil Trespass Act (the “NOV”) against our subsidiary Hydro Resources, Inc. (“HRI”). The NOV assessed a $50 civil assessment for alleged trespass on Section 9, Township 16 North, Range 16 West, N.M.P.M. (“Section 9”), which is land held in trust by the United States for the benefit of the Nation (“Trust Lands”). The NOV stated that HRI’s Section 8 Churchrock property cannot be reached from New Mexico State Highway 566 without crossing either Section 9 or Section 17, both of which are Trust Lands, and that the Highway 566 right-of-way does not abut or extend into the Section 8 Churchrock property. The NOV demanded that HRI cease entering upon and crossing Section 9 and Section 17 for the purpose of transporting vehicles, equipment and/or personnel to the Section 8 Churchrock property until HRI either (i) provided documentation of a validly existing right-of-way or easement; or (ii) obtained an appropriate right-of-way from the Nation.

In July 2012, HRI and the Nation resolved the NOV by entering into a Temporary Access Agreement (the “Agreement”). Under the terms of the Agreement, HRI and its contractors may now access Section 8 through either Section 9 or 17 to support site visits by the Nuclear Regulatory Commission and to satisfy other administrative permitting and licensing requirements related to the Churchrock Project. The Agreement does not extend to construction-related or earth-disturbing activities. HRI has further agreed to remediate any radioactive contamination now existing on Sections 8 and 17 surface lands created by prior operators prior to commencing mining operations on Section 8. Under the terms and for the duration of this Agreement, HRI has agreed to the jurisdiction of the Navajo Nation with respect to the subject matter of the Agreement. HRI and the Nation have been engaged in additional settlement discussions since 2012 in order to determine effective compliance with the remediation requirement included in the Agreement and to address longer-term surface access to the entire licensed Project site consistent with applicable law. While we have entered into an agreement to sell HRI to a third party, if further agreement with the Nation is not reached and we continue to hold HRI, our development plan could be materially adversely affected.

Certain of our mineral properties may be subject to defects in title and we are at risk of loss of ownership.

Many of our mining properties are unpatented mining claims to which we have only possessory title. The validity of unpatented mining claims is often uncertain and such validity is always subject to contest. Unpatented mining claims are generally considered subject to greater title risk than patented mining claims or other real property interests that are owned in fee simple. Because unpatented mining claims are self-initiated and self-maintained, they possess some unique vulnerabilities not associated with other types of property interests. It is impossible to ascertain the validity of unpatented mining claims from public real property records, and, therefore, it can be difficult or impossible to confirm that all of the requisite steps have been followed for location, perfection and maintenance of an unpatented mining claim. The present status of our unpatented mining claims located on public lands allows us the exclusive right to remove locatable minerals, such as uranium. We are also allowed to use the surface of the land solely for purposes related to mining and processing the mineral-bearing ores. However, legal ownership of the public land remains with the federal government. We remain at risk that the mining claims may be lost either to the federal government or to rival private claimants due to failure to comply with statutory requirements. In addition, we may not have, or may not be able to obtain, all necessary surface rights to develop a property.

We may incur significant costs related to defending the title to our properties. A successful claim contesting our title to a property may cause us to compensate other persons or perhaps reduce our interest in the affected property or lose our rights to explore and develop that property. This could result in us not being compensated for our prior expenditures relating to the property.

Exploration and development of uranium properties are risky and subject to great uncertainties.

The exploration for and development of uranium deposits involve significant risks. It is impossible to ensure that the current and future exploration programs on our existing properties will establish reserves. Whether a uranium ore body will be commercially viable depends on a number of factors, including, but not limited to: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; uranium prices, which cannot be predicted and which have been highly volatile in the past; mining, processing and transportation costs; perceived levels of political risk and the willingness of lenders and investors to provide project financing; availability of labor, labor costs and possible labor strikes; availability of drilling rigs; and governmental regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting materials, foreign exchange, environmental protection, employment, worker safety, transportation, and reclamation and closure obligations. Most exploration projects do not result in the discovery of commercially mineable deposits of uranium and there can be no assurance that any of our exploration stage properties will be commercially mineable or can be brought into production.

We may enter into acquisitions, dispositions or other material transactions at any time.

We are regularly engaged in a review of opportunities to acquire or dispose of properties, to partner with other companies on projects or to acquire or merge with companies. Currently and generally at any time, we have such opportunities in various stages of active review, including, for example, our engagement of consultants and advisors to analyze particular opportunities, technical, financial and other confidential information, submission of indications of interest and participation in discussions or negotiations for acquisitions or dispositions. Any such acquisition or disposition could be material to us. We could issue common stock or incur additional indebtedness to fund our acquisitions. Issuances of common stock may dilute existing stockholders. In addition, any such acquisition, disposition or other transaction may have other transaction specific risks associated with it, including risks related to the completion of the transaction, the project or the jurisdictions in which the project is located. We could enter into one or more acquisitions, dispositions or other transactions at any time.

The developments at the Fukushima Daiichi Nuclear Power Plant in Japan continue to have a negative impact on the uranium markets and public acceptance of nuclear energy is uncertain.

The developments at the Fukushima Daiichi Nuclear Power Plant following the earthquake and tsunami that struck parts of Japan in March 2011 created heightened concerns regarding the safety of nuclear power plants and the ability to safeguard the material used to fuel nuclear power plants. The impact on the perception of the safety of nuclear power resulting from this event may cause increased volatility of uranium prices in the near to mid-term as well as uncertainty involving the continued use and expansion of nuclear power in certain countries. A reduction in the current or the future generation of electricity from nuclear power could result in a reduced requirement for uranium to fuel nuclear power plants which may negatively impact URI in the future.

Maintaining the demand for uranium at current levels and future growth in demand will depend upon acceptance of nuclear technology as a means of generating electricity. The developments at the Fukushima Daiichi Nuclear Power Plant may affect public acceptance of nuclear technology. Lack of public acceptance of nuclear technology would adversely affect the demand for nuclear power and potentially increase the regulation of the nuclear power industry.

The only significant market for uranium is nuclear power plants world-wide, and there are a limited number of customers.

We are dependent on a limited number of electric utilities that buy uranium for nuclear power plants. Because of the limited market for uranium, a reduction in purchases of newly produced uranium by electric utilities for any reason (such as plant closings) would adversely affect the viability of our business.

The price of alternative energy sources affects the demand for and price of uranium.

The attractiveness of uranium as an alternative fuel to generate electricity may be dependent on the relative prices of oil, gas, coal and hydro-electricity and the possibility of developing other low-cost sources of energy. If the prices of alternative energy sources decrease or new low-cost alternative energy sources are developed, the demand for uranium could decrease, which may result in a decrease in the price of uranium.

We may not be able to mine a substantial portion of our uranium in New Mexico until a mill is built in New Mexico.

A substantial portion of our uranium in New Mexico lends itself most readily to conventional mining methods and may not be able to be mined unless a mill is built in New Mexico. We have no immediate plans to build, nor are we aware of any third party’s plan to build, a mill in New Mexico and there can be no guarantee that a mill will be built. In the event that a mill is not built, a substantial portion of our uranium may not be able to be mined. Our inability to mine all or a portion of our uranium in New Mexico would have a material adverse effect on future operations.

Our operations are each subject to environmental risks.

We are required to comply with environmental protection laws, regulations and permitting requirements in the United States and the Republic of Turkey, and we anticipate that we will be required to continue to do so in the future. We have expended significant resources, both financial and managerial, to comply with environmental protection laws, regulations and permitting requirements, and we anticipate that we will be required to continue to do so in the future. The material laws and regulations within the U.S. include the Atomic Energy Act, Uranium Mill Tailings Radiation Control Act of 1978, or UMTRCA, Clean Air Act, Clean Water Act, Safe Drinking Water Act, Federal Land Policy Management Act, National Park System Mining Regulations Act, the State Mined Land Reclamation Acts or State Department of Environmental Quality regulations and the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the rules and regulations of the NNEPA, as applicable.

We are required to comply with the Atomic Energy Act, as amended by UMTRCA, by applying for and maintaining an operating license from the NRC and the state of Texas. Uranium operations must conform to the terms of such licenses, which include provisions for protection of human health and the environment from endangerment due to radioactive materials. The licenses encompass protective measures consistent with the Clean Air Act and the Clean Water Act. Mining operations may be subject to other laws administered by the USEPA and other agencies.

The uranium industry is subject not only to the worker health and safety and environmental risks associated with all mining businesses, but also to additional risks uniquely associated with uranium ISR, mining and milling. The possibility of more stringent regulations exists in the areas of worker health and safety, storage of hazardous materials, standards for heavy equipment used in ISR, mining or milling, the disposition of wastes, the decommissioning and reclamation of exploration, mining and ISR sites, climate change and other environmental matters, each of which could have a material adverse effect on the cost or the viability of a particular project.

We cannot predict what environmental legislation, regulation or policy will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation, generally, is toward stricter standards, and this trend is likely to continue in the future. This recent trend includes, without limitation, laws and regulations relating to air and water quality, reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands. These regulations may require the acquisition of permits or other authorizations for certain activities. These laws and regulations may also limit or prohibit activities on certain lands. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or stricter interpretation of existing laws, may necessitate significant capital outlays, may materially affect our results of operations and business or may cause material changes or delays our intended activities.

Our operations may require additional analysis in the future including environmental, cultural and social impact and other related studies. Certain activities require the submission and approval of environmental impact assessments. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. We cannot provide assurance that we will be able to obtain or maintain all necessary permits that may be required to continue our operation or exploration of our properties or, if feasible, to commence development, construction or operation of mining facilities at such properties on terms which enable operations to be conducted at economically justifiable costs. If we are unable to obtain or maintain permits or water rights for development of our properties or otherwise fail to manage adequately future environmental issues, our operations could be materially and adversely affected.

Closure and remediation costs for environmental liabilities may exceed the provisions we have made.

Natural resource companies are required to close their operations and rehabilitate the lands in accordance with a variety of environmental laws and regulations. Estimates of the total ultimate closure and rehabilitation costs for uranium operations are significant and based principally on current legal and regulatory requirements and closure plans that may change materially. Any underestimated or unanticipated rehabilitation costs could materially affect our financial position, results of operations and cash flows. Environmental liabilities are accrued when they become known, are probable and can be reasonably estimated. Whenever a previously unrecognized remediation liability becomes known, or a previously estimated reclamation cost is increased, the amount of that liability and additional cost will be recorded at that time and could materially reduce our consolidated net income in the related period.

The laws and regulations governing closure and remediation in a particular jurisdiction are subject to review at any time and may be amended to impose additional requirements and conditions which may cause our provisions for environmental liabilities to be underestimated and could materially affect our financial position or results of operations.

Because mineral exploration and development activities are inherently risky, we may be exposed to environmental liabilities and other dangers. If we are unable to maintain adequate insurance, or liabilities exceed the limits of our insurance policies, we may be unable to continue operations.

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labor are other risks involved in extraction operations and the conduct of exploration programs. Previous mining operations may have caused environmental damage at certain of our properties. It may be difficult or impossible to assess the extent to which such damage was caused by us or by the activities of previous operators, in which case, any indemnities and exemptions from liability may be ineffective. If any of our properties are found to have commercial quantities of uranium, we would be subject to additional risks respecting any development and production activities.

Although we carry liability insurance with respect to our mineral exploration operations, we may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards against which we cannot insure or against which we may elect not to insure because of cost or other business reasons. In addition, the insurance industry is undergoing change and premiums are being increased. If we are unable to procure adequate insurance because of cost, unavailability or otherwise, we might be forced to cease operations.

Reserve and other mineralized material calculations are estimates only, and are subject to uncertainty due to factors including the price of uranium, inherent variability of the ore and recoverability of uranium in the recovery process.

The calculation of reserves, other mineralized material tons and grades are estimates and depend upon geological interpretation and geostatistical relationships or assumptions drawn from drilling and sampling analysis, which may prove to be unpredictable. There is a degree of uncertainty attributable to the calculation of reserves and mineralized material and their corresponding grades. Until reserves and other mineralized materials are actually mined and processed, the quantity of ore and grades must be considered as an estimate only. In addition, the quantity of reserves and other mineralized materials may vary depending on the price of uranium. Any material change in the quantity of reserves, other mineralized materials, mineralization or grade may affect the economic viability of our properties.

Our inability to obtain financial surety would threaten our ability to continue in business.

Future financial surety requirements to comply with federal and state environmental and remediation requirements and to secure necessary licenses and approvals will increase significantly as future development and production occurs at certain of our sites in the United States and Turkey. The amount of the financial surety for each producing property is subject to annual review and revision by regulators. We expect that the issuer of the financial surety instruments will require us to provide cash collateral for a significant amount of the face amount of the bond to secure the obligation. In the event we are not able to raise, secure or generate sufficient funds necessary to satisfy these requirements, we will be unable to develop our sites and bring them into production, which inability will have a material adverse impact on our business and may negatively affect our ability to continue to operate.

Competition from better-capitalized companies affects prices and our ability to acquire both properties and personnel.

There is global competition for uranium properties, capital, customers and the employment and retention of qualified personnel. In the production and marketing of uranium, there are a number of producing entities, some of which are government controlled and all of which are significantly larger and better capitalized than we are. Many of these organizations also have substantially greater financial, technical, manufacturing and distribution resources than we have.

Our future uranium production will also compete with uranium recovered from the de-enrichment of highly enriched uranium obtained from the dismantlement of United States and Russian nuclear weapons and imports to the United States of uranium from the former Soviet Union and from the sale of uranium inventory held by the United States Department of Energy. In addition, there are numerous entities in the market that compete with us for properties and are attempting to become licensed to operate ISR and/or underground mining facilities. If we are unable to successfully compete for properties, capital, customers or employees or with alternative uranium sources, it could have a materially adverse effect on our results of operations.

Because we have limited capital, inherent mining risks pose a significant threat to us compared with our larger competitors.

Because we have limited capital we may be unable to withstand significant losses that can result from inherent risks associated with mining, including environmental hazards, industrial accidents, flooding, earthquake, interruptions due to weather conditions and other acts of nature which larger competitors could withstand. Such risks could result in damage to or destruction of our infrastructure and production facilities, as well as to adjacent properties, personal injury, environmental damage and processing and production delays, causing monetary losses and possible legal liability. Our business could be harmed if we lose the services of our key personnel.

Our business and mineral exploration programs depend upon our ability to employ the services of geologists, engineers and other experts. In operating our business and in order to continue our programs, we compete for the services of professionals with other mineral exploration companies and businesses. In addition, several entities have expressed an interest in hiring certain of our employees. Our ability to maintain and expand our business and continue our exploration programs may be impaired if we are unable to continue to employ or engage those parties currently providing services and expertise to us or identify and engage other qualified personnel to do so in their place. To retain key employees, we may face increased compensation costs, including potential new stock incentive grants and there can be no assurance that the incentive measures we implement will be successful in helping us retain our key personnel.

Risks Relating to Our Common Stock

The sale of our common stock to Aspire Capital may cause substantial dilution to our existing stockholders and the sale of the shares of common stock acquired by Aspire Capital could cause the price of our common stock to decline.

We are registering for sale 1,760,000 that we may sell to Aspire Capital under the Purchase Agreement. It is anticipated that shares registered in this offering will be sold over a period of up to approximately 27 months from the date of this prospectus. The number of shares ultimately offered for sale by Aspire Capital under this prospectus is dependent upon the number of shares we elect to sell to Aspire Capital under the Purchase Agreement. Depending upon market liquidity at the time, sales of shares of our common stock under the Purchase Agreement may cause the trading price of our common stock to decline.

Aspire Capital may ultimately purchase all, some or none of the approximately $7.5 million of common stock remaining under the Purchase Agreement. Aspire Capital may sell all, some or none of our shares that it holds or comes to hold under the Purchase Agreement. Sales by Aspire Capital of shares acquired pursuant to the Purchase Agreement under the registration statement, of which this prospectus is a part, may result in dilution to the interests of other holders of our common stock. The sale of a substantial number of shares of our common stock by Aspire Capital in this offering, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales. However, we have the right to control the timing and amount of sales of our shares to Aspire Capital, and the Purchase Agreement may be terminated by us at any time at our discretion without any penalty or cost to us.

The availability for sale of a large amount of shares may depress the market price of URI’s common stock.

As of August 17, 2016, approximately 9.4 million shares of our common stock were outstanding, all of which, except for the certain shares owned by RCF and Aspire Capital, are freely transferable. As of August 17, 2016, there were 7,599 shares issuable upon the exercise of outstanding options issued under our equity incentive plans, 21,667 shares issuable upon the vesting of outstanding restricted stock units issued under our equity incentive plans, 310,936 shares issuable upon the exercise of options issued to former Anatolia Energy option holders in connection with the Anatolia Energy transaction, 3,165 shares issuable upon the exercise of options issued to Insight Transportation Services LLC in connection with the closing of the Anatolia Energy transaction, 183,333 shares underlying warrants issued in connection with our March 2015 registered direct offering, and 256,410 shares issuable upon the conversion of amounts outstanding under the RCF loan agreement. The availability for sale of a large amount of shares by any one or several stockholders may depress the market price of our common stock and impair our ability to raise additional capital through the public sale of our common stock. We have has no arrangement with any of the holders of the foregoing shares to address the possible effect on the price of our common stock of the sale by them of their shares.

The availability for sale of a large amount of shares by any one or several stockholders may depress the market price of our common stock and impair our ability to raise additional capital through the public sale of our common stock. We have has no arrangement with any of the holders of the foregoing shares to address the possible effect on the price of our common stock of the sale by them of their shares.

Terms of subsequent financings may adversely impact our stockholders.

In order to finance our future production plans and working capital needs, we may have to raise funds through the issuance of equity or debt securities. Depending on the type and the terms of any financing we pursue, stockholders’ rights and the value of their investment in our common stock could be reduced. A financing could involve one or more types of securities including common stock, convertible debt or warrants to acquire common stock. These securities could be issued at or below the then prevailing market price for our common stock. We currently have no authorized preferred stock. In addition, if we issue secured debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of stockholders until the debt is paid. Interest on these debt securities would increase costs and negatively impact operating results. If the issuance of new securities results in diminished rights to holders of our common stock, the market price of our common stock could be negatively impacted.

THE ASPIRE CAPITAL TRANSACTION

General

On April 8, 2015, we entered into the Purchase Agreement which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $12.0 million of our shares of common stock over the term of the Purchase Agreement. Concurrently with entering into the Purchase Agreement, we also entered into the Registration Rights Agreement, in which we agreed to file one or more registration statements as permissible and necessary to register under the Securities Act, the sale of the shares of our common stock that have been and may be issued to Aspire Capital under the Purchase Agreement.

As of August 17, 2016, there were 9,369,522 shares of our common stock outstanding (8,622,323 shares held by non-affiliates), excluding the 1,760,000 shares offered that have not been issued but may become issuable to Aspire Capital pursuant to the Purchase Agreement. If all of the 1,760,000 shares of our common stock offered hereby were issued and outstanding as of the date hereof, such shares would represent approximately 15.8% of the total common stock outstanding or approximately 17.0% of the non-affiliate shares of common stock outstanding as of the date hereof. At no one point in time shall Aspire Capital (together with its affiliates) beneficially own more than 19.99% of our common stock.

Pursuant to the Purchase Agreement and the Registration Rights Agreement, we are registering 1,760,000 shares of our common stock under the Securities Act. We previously registered the sale of up to 3,240,000 shares of our common stock under the Securities Act by Aspire Capital, all of which we have previously issued to Aspire Capital. Under the Purchase Agreement, and subject to additional approval by our stockholders, we have the right but not the obligation to issue more than the 1,760,000 shares of common stock included in this prospectus to Aspire Capital. As of the date hereof, we do not have any plans or intent to issue to Aspire Capital any shares of common stock under the Purchase Agreement in addition to the 1,760,000 shares of common stock offered hereby.

On June 8, 2016, the conditions to the commencement under the Purchase Agreement were satisfied. On any trading day on which the closing sale price of our common stock is not less than $0.50 per share, we have the right, in our sole discretion, to present Aspire Capital with a Purchase Notice directing Aspire Capital (as principal) to purchase up to 75,000 shares of our common stock per business day, up to $12.0 million of our common stock in the aggregate at a Purchase Price calculated by reference to the prevailing market price of our common stock over the preceding 12-business day period (as more specifically described below). As of the date hereof, we have sold approximately $4.5 million of our common stock under the Purchase Agreement, and approximately $7.5 million of common stock remains available for sale.

In addition, on any date on which we submit a Purchase Notice to Aspire Capital for 75,000 Purchase Shares and our stock price is not less than $0.50 per share, we also have the right, in our sole discretion, to present Aspire Capital with a VWAP Purchase Notice directing Aspire Capital to purchase an amount of stock equal to up to 30% of the aggregate shares of the Company’s common stock traded on the Nasdaq Capital Market on the next trading day, subject to the VWAP Purchase Share Volume Maximum and the VWAP Minimum Price Threshold. The VWAP Purchase Price is calculated by reference to the prevailing market price of our common stock (as more specifically described below).

There are no trading volume requirements or restrictions under the Purchase Agreement, and we will control the timing and amount of any sales of our common stock to Aspire Capital. Aspire Capital has no right to require any sales by us, but is obligated to make purchases from us as we direct in accordance with the Purchase Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future funding, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement. Aspire Capital may not assign its rights or obligations under the Purchase Agreement.

Purchase of Shares under the Purchase Agreement

Under the Purchase Agreement, on any trading day selected by us on which the closing sale price of our common stock equals or exceeds $0.50 per share, we may direct Aspire Capital to purchase up to 75,000 shares of our common stock per trading day. The Purchase Price of such shares is equal to the lesser of:

•

the lowest sale price of our common stock on the purchase date; or

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the arithmetic average of the three lowest closing sale prices for our common stock during the twelve consecutive trading days ending on the trading day immediately preceding the purchase date.

In addition, on any date on which we submit a Purchase Notice to Aspire Capital for purchase of 75,000 shares, we also have the right to direct Aspire Capital to purchase an amount of stock equal to up to 30% of the aggregate shares of our common stock traded on the Nasdaq Capital Market on the next trading day, subject to the VWAP Purchase Share Volume Maximum and the VWAP Minimum Price Threshold, which is equal to the greater of (a) 80% of the closing price of the Company’s common stock on the business day immediately preceding the VWAP Purchase Date or (b) such higher price as set forth by the Company in the VWAP Purchase Notice. The VWAP Purchase Price of such shares is the lower of:

•

the closing sale price on the VWAP Purchase Date; or

•

95% of the volume-weighted average price for our common stock traded on the Nasdaq Capital Market:

o

on the VWAP Purchase Date, if the aggregate shares to be purchased on that date have not exceeded the VWAP Purchase Share Volume Maximum; or

o

during that portion of the VWAP Purchase Date until such time as the sooner to occur of (i) the time at which the aggregate shares traded on the Nasdaq Capital Market exceed the VWAP Purchase Share Volume Maximum or (ii) the time at which the sale price of the Company’s common stock falls below the VWAP Minimum Price Threshold.

The purchase price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the trading day(s) used to compute the purchase price. We may deliver multiple Purchase Notices and VWAP Purchase Notices to Aspire Capital from time to time during the term of the Purchase Agreement, so long as the most recent purchase has been completed.

Minimum Share Price

Under the Purchase Agreement, we and Aspire Capital may not effect any sales of shares of our common stock under the Purchase Agreement on any trading day that the closing sale price of our common stock is less than $0.50 per share.

Events of Default

Generally, Aspire Capital may terminate the Purchase Agreement upon the occurrence of any of the following events of default:

•

the effectiveness of any registration statement that is required to be maintained effective pursuant to the terms of the Registration Rights Agreement between us and Aspire Capital lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to Aspire Capital for sale of our shares of common stock, and such lapse or unavailability continues for a period of ten consecutive business days or for more than an aggregate of thirty business days in any 365-day period, which is not in connection with a post-effective amendment to any such registration statement; in connection with any post-effective amendment to such registration statement that is required to be declared effective by the SEC, such lapse or unavailability may continue for a period of no more than thirty consecutive business days, with an extension for up to an additional thirty days if we receive a comment letter from the SEC in connection with such post-effective amendment;

•

the suspension from trading or failure of our common stock to be listed on our principal market for a period of three consecutive business days;

•

the delisting of our common stock from the Nasdaq Capital Market and our common stock is not immediately thereafter trading on the New York Stock Exchange, the NYSE MKT, the Nasdaq Global Select Market, the Nasdaq Global Market, the OTC Bulletin Board or the OTCQB marketplace or OTCQX marketplace of the OTC Markets Group;

•

our transfer agent’s failure to issue to Aspire Capital shares of our common stock which Aspire Capital is entitled to receive under the Purchase Agreement within five business days after an applicable purchase date;

•

any breach by us of any representation, warranty, covenant or other term or condition contained in the Purchase Agreement or any related agreement which could have a material adverse effect on us, subject to a cure period of five business days;

•

if we become insolvent or are generally unable to pay our debts as they become due; or

•

any participation or threatened participation in insolvency or bankruptcy proceedings by or against us.

Our Termination Rights

The Purchase Agreement may be terminated by us at any time, at our discretion, without any penalty or cost to us.

No Short-Selling or Hedging by Aspire Capital

Aspire Capital has agreed that neither it nor any of its agents, representatives and affiliates shall engage in any direct or indirect short-selling or hedging of our common stock during any time prior to the termination of the Purchase Agreement.

Effect of Performance of the Purchase Agreement on Our Stockholders

The Purchase Agreement does not limit the ability of Aspire Capital to sell any or all of the 1,760,000 shares registered in this offering. It is anticipated that shares registered in this offering will be sold over a period of up to approximately 27 months from the date of this prospectus. The sale by Aspire Capital of a significant amount of shares registered in this offering at any given time could cause the market price of our common stock to decline and/or to be highly volatile. Aspire Capital may ultimately purchase all, some or none of the 1,760,000 shares of common stock not yet issued but registered in this offering. After it has acquired such shares, it may sell all, some or none of such shares. Therefore, sales to Aspire Capital by us pursuant to the Purchase Agreement also may result in substantial dilution to the interests of other holders of our common stock. However, we have the right to control the timing and amount of any sales of our shares to Aspire Capital and the Purchase Agreement may be terminated by us at any time at our discretion without any penalty or cost to us.

Percentage of Outstanding Shares After Giving Effect to the Purchased Shares Issued to Aspire Capital

In connection with entering into the Purchase Agreement, we authorized the sale to Aspire Capital of up to $12.0 million of our shares of common stock, of which approximately $4.5 million have been sold as of the date of this prospectus. Subject to any required approval by our board of directors and stockholders, we have the right but not the obligation to issue more than the 1,760,000 shares included in this prospectus to Aspire Capital under the Purchase Agreement. In the event we elect to issue more than 1,760,000 shares under the Purchase Agreement, we will be required to file a new registration statement and have it declared effective by the SEC. The number of shares ultimately offered for sale by Aspire Capital in this offering is dependent upon the number of shares purchased by Aspire Capital under the Purchase Agreement. The following table sets forth the number and percentage of outstanding shares to be held by Aspire Capital after giving effect to the sale of shares of common stock issued to Aspire Capital at varying purchase prices:

Assumed Average Purchase Price	Proceeds from the Sale of Shares to Aspire Capital Under the Purchase Agreement Registered in this Offering (in millions)	Number of Shares to be Issued in this Offering at the Assumed Average Purchase Price	Percentage of Outstanding Shares After Giving Effect to the Purchased Shares Issued to Aspire Capital (1)
$0.50	$0.9	1,760,000	15.8%
$1.50	$2.6	1,760,000	15.8%
$2.40	$4.2	1,760,000	15.8%
$4.00	$7.0	1,760,000	15.8%
$8.00	$7.5	937,500	9.1%
$12.00	$7.5	625,000	6.3%

(1)

The denominator is based on 9,369,522 shares of common stock outstanding as of August 17, 2016, and the number of shares set forth in the adjacent column which we would have sold to Aspire Capital at the corresponding assumed purchase price set forth in the adjacent column. The numerator is based on the number of shares which we may issue to Aspire Capital under the Purchase Agreement that are included in this prospectus at the corresponding assumed purchase price set forth in the adjacent column. The numerator excludes shares of common stock sold to Aspire Capital prior to the date of this prospectus.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by Aspire Capital. We will not receive any proceeds upon the sale of shares by Aspire Capital. However, we may receive proceeds of up to $12.0 million under the Purchase Agreement, including proceeds that we have already received thereunder. As of the date hereof, we have sold approximately $4.5 million of common stock under the Purchase Agreement, and approximately $7.5 million of common stock remains available for sale. The proceeds received from the sale of the shares under the Purchase Agreement will be used for working capital and general corporate purposes. This anticipated use of net proceeds from the sale of our common stock to Aspire Capital under the Purchase Agreement represents our intentions based upon our current plans and business conditions.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is traded on the Nasdaq Capital Market under the symbol “URRE” and the ASX under the symbol “URI.” The last reported sale price of our common stock on August 18, 2016 on the Nasdaq Capital Market was $1.38 per share. The following table sets forth the high and low sale prices for our common stock for the periods indicated as reported on the Nasdaq Capital Market.

	High	Low
Year Ended December 31, 2014:
First Quarter	$48.60	$30.96
Second Quarter	$37.20	$27.96
Third Quarter	$37.80	$29.16
Fourth Quarter	$32.04	$14.64
Year Ended December 31, 2015:
First Quarter	$23.76	$15.60
Second Quarter	$19.20	$11.04
Third Quarter	$16.08	$8.16
Fourth Quarter	$10.20	$4.20
Year Ended December 31, 2016:
First Quarter	$7.80	$2.10
Second Quarter	$3.93	$1.39
Third Quarter (through August 18, 2016)	$1.85	$1.26

Following the close of trading on March 7, 2016, URI effected a one-for-twelve reverse stock split of its issued and outstanding common stock. The common stock commenced trading on the Nasdaq Capital Market on a split-adjusted basis upon the open of trading on March 8, 2016. The high and low sale prices for our common stock presented in the foregoing table give effect to the reverse stock split.

We have never declared or paid any cash dividend on our common stock, nor do we currently intend to pay any cash dividend on our common stock in the foreseeable future. We expect to retain our earnings, if any, for the growth and development of our business.

DESCRIPTION OF COMMON STOCK

Our certificate of incorporation authorizes us to issue 100,000,000 shares of common stock, par value $0.001 per share.  As of August 17, 2016, there were 9,369,522 shares of our common stock issued and 9,361,497 shares of our common stock outstanding, all of which are fully paid and non-assessable.  As of August 17, 2016, there were 7,599 shares issuable upon the exercise of outstanding options issued under our equity incentive plans, 21,667 shares issuable upon the vesting of outstanding restricted stock units issued under our equity incentive plans, 310,936 shares issuable upon the exercise of options issued to former Anatolia Energy option holders in connection with the Anatolia Energy transaction, 3,165 shares issuable upon the exercise of options issued to Insight Transportation in connection with the closing of the Anatolia Energy transaction, 183,333 shares underlying warrants issued in connection with our March 2015 registered direct offering, and 48,819 shares of common stock reserved for future issuance under our 2013 Omnibus Incentive Plan. In addition, under the RCF loan agreement, RCF may convert the $8.0 million drawn thereunder into 256,410 shares of our common stock at any time.

Each share of our common stock is entitled to one vote for all purposes and cumulative voting is not permitted in the election of directors. Accordingly, the holders of more than fifty percent of all of the outstanding shares of our common stock can elect all of the directors. Matters to be voted upon by the holders of our common stock require the affirmative vote of a majority of the votes cast at a stockholders meeting at which a quorum is present.

There are no preemptive, subscription, conversion or redemption rights pertaining to our common stock. The absence of preemptive rights could result in a dilution of the interest of existing stockholders should additional shares of common stock be issued. Holders of our common stock are entitled to receive such dividends as may be declared by our Board of Directors out of assets legally available and to share ratably in our assets upon liquidation.

Computershare Trust Company, Canton, Massachusetts is the transfer agent and registrar for our common stock.

Our common stock is listed on the Nasdaq Capital Market under the symbol “URRE” and the ASX under the symbol “URI”.

Possible Anti-Takeover Effects of Delaware Law and our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law, our restated certificate of incorporation and our amended and restated bylaws discussed below could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our common stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or in our best interests. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors and in the policies formulated by the Board of Directors and may discourage certain types of transactions that may involve an actual or threatened change of control of us. The provisions also are intended to discourage certain tactics that may be used in proxy fights. Such provisions also may have the effect of preventing changes in our management.

Delaware Statutory Business Combinations Provision

We are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of Section 203, a “business combination” is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and, subject to certain exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.

Authorized but Unissued Stock

Our restated certificate of incorporation authorizes the issuance of up to 100,000,000 shares of capital stock, par value $0.001 per share. As of August 17, 2016, 9,369,522 shares of our common stock were issued and 9,361,497 shares of our common stock were outstanding. Our Board of Directors has the authority, without further approval of the stockholders, to issue such shares, which would adversely affect the voting power and ownership interest of holders of our common stock. This authority may have the effect of deterring hostile takeovers, delaying or preventing a change in control, and discouraging bids for our common stock at a premium over the market price.

Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors

Our amended and restated bylaws provide that, for nominations to the Board of Directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice of the proposal in writing to our Secretary. For an annual meeting, a stockholder’s notice generally must be delivered not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. Detailed requirements as to the form of the notice and information required in the notice are specified in the amended and restated bylaws. If it is determined that business was not properly brought before a meeting in accordance with our bylaw provisions, such business will not be conducted at the meeting.

Amendment of Bylaws

Our Board of Directors is expressly authorized to alter or repeal our bylaws.

Special Meetings of Stockholders

Special meetings of the stockholders may be called only by our Chairman, President or pursuant to a resolution adopted by a majority of the total number of directors. Stockholders may not propose business to be brought before a special meeting of the stockholders.

SELLING STOCKHOLDER

The selling stockholder may from time to time offer and sell any or all of the shares of our common stock set forth below pursuant to this prospectus. When we refer to the “selling stockholder” in this prospectus, we mean the entity listed in the table below, and its respective pledgees, donees, permitted transferees, assignees, successors and others who later come to hold any of the selling stockholder’s interests in shares of our common stock other than through a public sale.

The following table sets forth, as of the date of this prospectus, the name of the selling stockholder for whom we are registering shares for sale to the public, the number of shares of common stock beneficially owned by the selling stockholder prior to this offering, the total number of shares of common stock that the selling stockholder may offer pursuant to this prospectus and the number of shares of common stock that the selling stockholder will beneficially own after this offering. Except as noted below, the selling stockholder does not have, or within the past three years has not had, any material relationship with us or any of our predecessors or affiliates and the selling stockholder is not or was not affiliated with registered broker-dealers.

Based on the information provided to us by the selling stockholder, assuming that the selling stockholder sells all of the shares of our common stock beneficially owned by it that have been registered by us and does not acquire any additional shares during the offering, the selling stockholder will not own any shares other than those appearing in the column entitled “Shares Beneficially Owned After Offering.” We cannot advise you as to whether the selling stockholder will in fact sell any or all of such shares of common stock. In addition, the selling stockholder may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of our common stock in transactions exempt from the registration requirements of the Securities Act after the date on which it provided the information set forth in the table below.

Name	Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered	Shares Beneficially Owned After Offering(1)
	Number	%		Number	%
Aspire Capital Fund, LLC(2)	350,000 (3)	3.7%	1,760,000	350,000	3.1%

(1)

Assumes the sale of all shares of common stock registered pursuant to this prospectus, although the selling stockholder is under no obligation known to us to sell any shares of common stock at this time.

(2)

Aspire Capital Partners LLC (“Aspire Partners”) is the Managing Member of Aspire Capital Fund, LLC. SGM Holdings Corp (“SGM”) is the Managing Member of Aspire Partners. Mr. Steven G. Martin is the president and sole shareholder of SGM, as well as a principal of Aspire Partners. Mr. Erik J. Brown is the president and sole shareholder of Red Cedar Capital Corp (“Red Cedar”), which is a principal of Aspire Partners. Mr. Christos Komissopoulos is president and sole shareholder of Chrisko Investors Inc (“Chrisko”), which is a principal of Aspire Partners. Each of Aspire Partners, SGM, Red Cedar, Chrisko, Mr. Martin, Mr. Brown, and Mr. Komissopoulos may be deemed to be a beneficial owner of common stock held by Aspire Capital. Each of Aspire Partners, SGM, Red Cedar, Chrisko, Mr. Martin, Mr. Brown, and Mr. Komissopoulos disclaims beneficial ownership of the common stock held by Aspire Capital. Aspire Capital is not a licensed broker dealer nor is any of its affiliate a licensed broker dealer.

(3)

As of August 18, 2016, Aspire Capital beneficially owned 350,000 shares of our common stock. We may elect in our sole discretion to sell to Aspire Capital up to an additional 1,760,000 shares under the Purchase Agreement, all of which are included in this prospectus, but Aspire Capital does not presently beneficially own those shares as determined in accordance with the rules of the SEC.

PLAN OF DISTRIBUTION

The common stock may be sold or distributed from time to time by the selling stockholder directly to one or more purchasers or through brokers, dealers or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus may be effected in one or more of the following methods:

•

ordinary brokers’ transactions;

•

transactions involving cross or block trades;

•

through brokers, dealers, or underwriters who may act solely as agents;

•

“at the market” into an existing market for the common stock;

•

in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

•

in privately negotiated transactions; or

•

any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

The selling stockholder may also sell shares of common stock under Rule 144 promulgated under the Securities Act, if available, rather than under this prospectus. In addition, the selling stockholder may transfer the shares of common stock by other means not described in this prospectus.

Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling stockholder and/or purchasers of the common stock for whom the broker-dealers may act as agent. Aspire Capital has informed us that each such broker-dealer will receive commissions from Aspire Capital which will not exceed customary brokerage commissions.

The selling stockholder and its affiliates have agreed not to engage in any direct or indirect short selling or hedging of our common stock during the term of the Purchase Agreement.

The selling stockholder is an “underwriter” within the meaning of the Securities Act.

We have advised the selling stockholder that while it is engaged in a distribution of the shares included in this prospectus, it is required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby this prospectus.

We may suspend the sale of shares by the selling stockholder pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.

This offering as it relates to Aspire Capital will terminate on the date that all shares offered by this prospectus have been sold by Aspire Capital.

LEGAL MATTERS

The validity of the common stock offered by this prospectus has been passed upon for us by Hogan Lovells US LLP, Denver, Colorado.

EXPERTS

The consolidated financial statements of Uranium Resources, Inc. for the fiscal years ended December 31, 2015 and December 31, 2014 incorporated by reference herein have been audited by Hein & Associates LLP, independent registered public accounting firm, as set forth in their report, incorporated by reference herein, and are incorporated by reference in reliance upon that report given on the authority of Hein & Associates LLP as experts in accounting and auditing.

The consolidated statements of Anatolia Energy Limited for the fiscal years ended June 30, 2015 and June 30, 2014 incorporated by reference herein have been audited by Moore Stephens Perth, independent registered public accounting firm, as set forth in their report, incorporated by reference herein, and are incorporated by reference in reliance upon that report given on the authority of Moore Stephens Perth as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference facilities. SEC filings are also available at the SEC’s website at www.sec.gov.

This prospectus forms part of a registration statement on Form S-1 filed by us with the SEC under the Securities Act. As permitted by the SEC, this prospectus does not contain all the information in the registration statement filed with the SEC. For a more complete understanding of this offering, you should refer to the complete registration statement, including the exhibits thereto, on Form S-1 that may be obtained as described above. Statements contained or incorporated by reference in this prospectus or any prospectus supplement about the contents of any contract or other document are not necessarily complete. If we have filed any contract or other document as an exhibit to the registration statement or any other document incorporated by reference in the registration statement of which this prospectus forms a part, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract or other document is qualified in its entirety by reference to the actual document.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate information into this prospectus “by reference,” which means that we can disclose important information to you by referring you to another document that we file separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. These documents contain important information about URI and its financial condition, business and results.

We are incorporating by reference the filings listed below and any additional documents that we may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date we file this prospectus and prior to the termination of the offering, except we are not incorporating by reference any information furnished (but not filed) under Item 2.02 or Item 7.01 of any Current Report on Form 8-K and corresponding information furnished under Item 9.01 as an exhibit thereto:

•

our Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC on March 18, 2016;

•

Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016 and June 30, 2016, filed with the SEC on May 11, 2016 and August 11, 2016, respectively;

•

our Current Reports on Form 8-K filed with the SEC on November 9, 2015, February 2, 2016, February 4, 2016, February 17, 2016, February 26, 2016, March 8, 2016, April 4, 2016, April 8, 2016, April 11, 2016, and June 8, 2016 (except that any portions thereof which are furnished and not filed shall not be deemed incorporated); and

•

the description of our common stock contained in our Form 8-A filed on April 11, 2007, including any amendments or reports filed for the purpose of updating the description.

We will provide, without charge, to each person to whom a copy of this prospectus has been delivered, including any beneficial owner, a copy of any and all of the documents referred to herein that are summarized in this prospectus, if such person makes a written or oral request directed to:

Uranium Resources, Inc.

6950 South Potomac Street, Suite 300

Centennial, Colorado 80112

Attn: Corporate Secretary

(303) 531-0470

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by the Company in connection with the registration and sale of the common stock being registered.  All the amounts shown are estimates except the SEC registration fee.

SEC registration fee	$243
Printing expense	$2,000
Legal fees and expenses	$18,000
Accounting fees and expenses	$5,000
Transfer agent fees	$2,000
Miscellaneous fees and expenses	$2,757
Total Expenses	$30,000

Item 14.  Indemnification of Directors and Officers

Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action (other than an action by or in the right of the corporation) by reason of his service as a director or officer of the corporation, or his service, at the corporation’s request, as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys’ fees) that are actually and reasonably incurred by him (“Expenses”), and judgments, fines and amounts paid in settlement that are actually and reasonably incurred by him, in connection with the defense or settlement of such action, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. Although Delaware law permits a corporation to indemnify any person referred to above against Expenses in connection with the defense or settlement of an action by or in the right of the corporation, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, if such person has been judged liable to the corporation, indemnification is only permitted to the extent that the Court of Chancery (or the court in which the action was brought) determines that, despite the adjudication of liability, such person is entitled to indemnity for such Expenses as the court deems proper. The Delaware General Corporation Law (the “DGCL”) also provides for mandatory indemnification of any director, officer, employee or agent against Expenses to the extent such person has been successful in any proceeding covered by the statute. In addition, the DGCL provides the general authorization of advancement of a director’s or officer’s litigation expenses in lieu of requiring the authorization of such advancement by the board of directors in specific cases, and that indemnification and advancement of expenses provided by the statute shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement or otherwise.

Our Restated Bylaws and Restated Certificate of Incorporation provide for indemnification of our directors and officers and for advancement of litigation expenses to the fullest extent permitted by current Delaware law. In addition, the Company has entered into indemnification agreements with certain directors and officers that provide for indemnification and advancement of litigation expenses to fullest extent permitted by the DCGL.

We maintain a policy of directors and officers liability insurance which reimburses us for expenses which we may incur in connection with the foregoing indemnity provisions and which may provide direct indemnification to directors and officers where we are unable to do so.

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers and controlling persons pursuant to the above, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 15.  Recent Sales of Unregistered Securities

Aspire Capital Transaction

On April 8, 2016, the Company entered into a Common Stock Purchase Agreement with Aspire Capital which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $12.0 million of shares of the Company’s common stock (the “Purchase Shares”) over the 30-month term of the Purchase Agreement. The Company issued 240,000 shares of the Company’s common stock (the “Commitment Shares”) after stockholders approved of the transaction in consideration for Aspire Capital entering into the Purchase Agreement. The Purchase Shares may be sold by the Company to Aspire Capital on any business day the Company selects in two ways: (1) through a regular purchase of up to 75,000 shares at a known price based on the market price of our common stock prior to the time of each sale, and (2) through a VWAP purchase of a number of shares up to 30% of the volume traded on the purchase date at a price equal to the lessor of the closing sale price or 95% of the volume weighted average price for such purchase date.

On February 3, 2016, URI entered into an Option Agreement with Aspire Capital, pursuant to which Aspire Capital granted to URI the right at any time or times prior to April 30, 2017 to require Aspire Capital to enter into up to two common stock purchase agreements, each having a term of up to 30 months and collectively requiring Aspire Capital to purchase up to $12.0 million in the aggregate of URI’s common stock (or such lesser amount as URI may determine) on an ongoing basis when required by URI. As consideration for Aspire Capital entering into the Option Agreement, URI issued 75,000 shares of its common stock to Aspire Capital (the “Option Shares”). The parties terminated the Option Agreement on April 8, 2016 in connection with entry into the Purchase Agreement described above.

The issuance of the Commitment Shares, Option Shares and the shares of common stock that may be issued from time to time to Aspire Capital under the Purchase Agreement is exempt from registration under the Securities Act pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act.

Acquisition of Anatolia Energy Limited

On November 9, 2015, URI acquired all of the issued and outstanding securities of Anatolia Energy pursuant to a scheme implementation agreement dated June 3, 2015. Upon the closing of the transaction, URI issued approximately 1.7 million URI shares, 0.6 million replacement options and replacement performance shares to holders of Anatolia Energy’s securities, and Anatolia Energy became a wholly-owned subsidiary of URI. Also on November 9, 2015, URI issued approximately 0.1 million URI shares to third parties for services rendered in connection with the acquisition of Anatolia Energy. On June 30, 2016, URI issued 47,229 shares of its common stock to Cantor Fitzgerald & Co. in satisfaction of amounts due for financial advisory services in connection with the Company’s acquisition of Anatolia Energy. On August 2, 2016, the Company issued 50,665 shares of common stock to a former consultant of Anatolia Energy in satisfaction of amounts due under a consultancy agreement.

The URI securities issued to the former Anatolia Energy securityholders were issued in an exempt transaction pursuant to Section 3(a)(10) under the Securities Act. The URI shares issued to third parties for services rendered in connection with the Anatolia Energy transaction and under the consultancy agreement were issued pursuant to the exemption from registration set forth in Section 4(a)(2) of the Securities Act.

Loan Agreement with Resource Capital Fund V L.P.

On November 13, 2013, URI entered into a Loan Agreement (the “Loan Agreement”) among URI, each of its subsidiaries, as guarantors, and Resource Capital Fund V L.P. (“RCF”), pursuant to which RCF has advanced $8.0 million to URI. RCF may at any time convert amounts drawn under the Loan Agreement (including amounts previously repaid) into shares of URI common stock at a rate of $31.20 per share. Interest on amounts outstanding under the Loan Agreement, which accrues at 10%, and a 1% commitment fee may be satisfied by the issuance of shares at RCF’s election, in each case valued at the volume weighted average price of URI’s common stock for the twenty trading days preceding the most recent quarter end date before the issuance of such shares. On February 4, 2014, URI issued to RCF (i) 9,766 shares of common stock in satisfaction of a $300,000 establishment fee under the Loan Agreement, valuing such shares at the volume weighted average price of URI’s common stock for the twenty trading days preceding October 18, 2013, and (ii) 1,768 shares of common stock in satisfaction of interest and the 1% commitment fee through December 31, 2013. URI also issued 24,196 shares in satisfaction of approximately $0.7 million of the commitment fee and interest expense accrued during 2014 and 82,371 shares in satisfaction of approximately $0.7 million of interest expense accrued during 2015.

The shares issued in satisfaction of the establishment fee, interest and commitment fee were issued to RCF pursuant to the exemption from registration set forth in Section 4(a)(2) of the Securities Act.

Issuance to Juan Tafoya Land Corporation

On August 8, 2014, URI issued 10,613 shares of common stock to the Juan Tafoya Land Corporation (the “JTLC”), in satisfaction of base rental payments due under a Uranium Mining Lease and Agreement, dated as of October 12, 2006, by and between the JTLC and Neutron Energy, Inc., a Nevada corporation and a wholly owned subsidiary of URI (“Neutron”), as amended by the First Amendment to Uranium Mining Lease and Agreement, dated as of August 8, 2014, by and among URI, Neutron and JTLC (as so amended, the “Mining Lease”). The shares were issued in satisfaction of $337,500 of base rent for 2014 due from Neutron under the Mining Lease, at a value of approximately $31.80 per share. The shares issued under the Mining Lease were issued pursuant to the exemption from registration set forth in Section 4(a)(2) of the Securities Act.

Issuance to Former Executive Officer

On April 25, 2014, URI issued 9,936 shares of common stock in a private placement to a former executive officer pursuant to the terms of a separation agreement and general release dated April 15, 2014, under the terms of which the former executive officer agreed to settle a previously disclosed lawsuit against URI. The shares were issued pursuant to the exemption from registration set forth in Section 4(a)(2) of the Securities Act.

Item 16.  Exhibits and Financial Statement Schedules

The list of exhibits in the Exhibit Index to this registration statement is incorporated herein by reference.

Item 17.  Undertakings.

(a)

The undersigned registrant hereby undertakes:

(1)

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)

To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that subparagraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those subparagraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act), that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Centennial, State of Colorado, on August 22, 2016.

URANIUM RESOURCES, INC.

By:

/s/ Jeffrey L. Vigil

Name:

Jeffrey L. Vigil

Title:

Vice President – Finance and Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Messrs. Christopher M. Jones and Jeffrey L. Vigil and each of them severally as such person’s true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and any registration statement relating to the offering covered by this registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might, or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any substitute therefor, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Christopher M. Jones	President, Chief Executive Officer and Director (Principal Executive Officer)	August 22, 2016
Christopher M. Jones
/s/ Jeffrey L. Vigil	Vice President – Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	August 22, 2016
Jeffrey L. Vigil
/s/ Patrick N. Burke	Director	August 22, 2016
Patrick N. Burke
/s/ Marvin K. Kaiser	Director	August 22, 2016
Marvin K. Kaiser
/s/ Tracy A. Stevenson	Director	August 22, 2016
Tracy A. Stevenson

EXHIBIT INDEX

Exhibit Number	Description
2.1

Scheme Implementation Agreement, dated June 3, 2015, between the Company and Anatolia Energy Limited (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on June 4, 2015).

2.2

Purchase and Exchange Agreement, dated June 26, 2015, among Energy Fuels Inc., Strathmore Resources (US) Ltd., the Company, Uranco, Inc., Neutron Energy, Inc. and Hydro Resources, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on June 26, 2015).

2.3

Share Purchase Agreement, dated April 7, 2016, between the Company, URI, Inc. and Laramide Resources Ltd. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on April 8, 2016).

3.1

Restated Certificate of Incorporation of the Company, dated February 15, 2004, as amended by the Certificate of Amendment of Restated Certificate of Incorporation of the Company, dated March 29, 2006, and the Second Certificate of Amendment of Restated Certificate of Incorporation of the Company, dated January 22, 2013 (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013).

3.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on November 9, 2015).
4.1

Stockholders’ Agreement, dated as of March 1, 2012, by and between the Company and Resource Capital Fund V L.P. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on March 7, 2012).

4.2

Registration Rights Agreement, dated as of March 1, 2012, by and between the Company and Resource Capital Fund V L.P. (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on March 7, 2012).

4.3	Form of Warrant issued in March 2015 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on March 6, 2015).
4.4	Form of Warrant issued in April 2016 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 4, 2016).
4.5	Form of options expiring June 15, 2017 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on November 13, 2015).
4.6	Form of options expiring November 28, 2018 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on November 13, 2015).
4.7	Form of options expiring October 8, 2019 (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on November 13, 2015).
4.8	Form of options expiring September 30, 2016 (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K filed on November 13, 2015).
4.9	Form of options expiring November 30, 2017 (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K filed on November 13, 2015).
4.10	Form of options expiring November 30, 2017 (incorporated by reference to Exhibit 4.6 to the Company’s Current Report on Form 8-K filed on November 13, 2015).
4.11	Form of options expiring January 20, 2020 (incorporated by reference to Exhibit 4.7 to the Company’s Current Report on Form 8-K filed on November 13, 2015).
4.12	Form of options expiring February 28, 2019 (incorporated by reference to Exhibit 4.8 to the Company’s Current Report on Form 8-K filed on November 13, 2015).
4.13	Form of options expiring March 2, 2018 (incorporated by reference to Exhibit 4.9 to the Company’s Current Report on Form 8-K filed on November 13, 2015).
4.14	Form of options expiring March 6, 2017 (incorporated by reference to Exhibit 4.10 to the Company’s Current Report on Form 8-K filed on November 13, 2015).
4.15	Form of options expiring June 30, 2019 (incorporated by reference to Exhibit 4.11 to the Company’s Current Report on Form 8-K filed on November 13, 2015).
4.16

Registration Rights Agreement, dated April 8, 2016, between the Company and Aspire Capital Fund, LLC (incorporated by reference to Exhibit 4.1 the Company’s Current Report on Form 8-K filed on April 11, 2016).

5.1*	Opinion of Hogan Lovells US LLP as to the legality of the securities being registered.
10.1	Uranium Resources, Inc. 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.35 to the Company’s Quarterly Report on Form 10-QSB/A for the quarterly period ended September 30, 2005).
10.2	Uranium Resources, Inc. 2007 Restricted Stock Plan (incorporated by reference to Exhibit 10.44 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007).
10.3

Amended and Restated 2004 Directors’ Stock Option Plan dated April 10, 2007 (incorporated by reference to Exhibit 10.43 to the Company’s Post- Effective Amendment No. 1 to Registration Statement on Form S-3 filed April 11, 2007, SEC File No. 333-133960).

10.4

Amended and Restated 2004 Directors’ Stock Option and Restricted Stock Plan dated April 1, 2010 (incorporated by reference to Exhibit 10.43.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010).

10.5	Uranium Resources, Inc. 2013 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 7, 2013).
10.6	Form of Restricted Stock Agreement under the Company’s 2013 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 7, 2013).
10.7

Form of Non-Qualified Stock Option Agreement under the Company’s 2013 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on June 7, 2013).

10.8	Form of Restricted Stock Unit Agreement under the Company’s 2013 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on June 7, 2013).
10.9

Employment Agreement, dated March 12, 2013, between the Company and Christopher M. Jones (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013).

10.10

Employment Agreement, effective June 14, 2013, between the Company and Jeffrey L. Vigil (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013).

10.11

Loan Agreement, dated November 13, 2013, among the Company, those subsidiaries of the Company from time to time party thereto, and Resource Capital Fund V L.P. (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on November 19, 2013).

10.12

Amendment No. 1 to Loan Agreement, dated April 29, 2014, among the Company, those subsidiaries of the Company from time to time party hereto, and Resource Capital Fund V L.P. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 30, 2014.)

10.13

Amendment No. 2 to Loan Agreement, dated November 5, 2014, among the Company, those subsidiaries of the Company from time to time party hereto, and Resource Capital Fund V L.P. (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014).

10.14

Stock Purchase Agreement, dated February 4, 2016, between the Company and Aspire Capital Fund, LLC. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on February 4, 2016).

10.15

Securities Purchase Agreement, dated April 4, 2016, between the Company and Aspire Capital Fund, LLC. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 4, 2016).

10.16

Common Stock Purchase Agreement, dated April 8, 2016, between the Company and Aspire Capital Fund, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 11, 2016).

21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015).
23.1*	Consent of Hogan Lovells US LLP (included in Exhibit 5.1).
23.2*	Consent of Hein & Associates LLP.
23.3*	Consent of Moore Stephens Perth.
24*	Power of Attorney (included on signature page).

* Filed herewith.